June 27, 2023

By EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker Kevin Woody Evan Ewing Jay Ingram

Re:	Carbon Revolution Public Limited Company Registration Statement on Form F-4 Filed June 14, 2023 File No. 333-270047

Dear Ms. Hooker:

This letter is submitted on behalf of Carbon Revolution Public Limited Company (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed on June 14, 2023 (the “First Amended Registration Statement”), as set forth in your letter dated June 26, 2023 addressed to David Nock, General Counsel of Carbon Revolution Ltd.

Amendment No. 2 to Registration Statement on Form F-4 filed June 14, 2023

Exhibits

1.	Please provide the unredacted version of the Proceeds Disbursing and Security Agreement, dated May 23, 2023.

RESPONSE: The Company respectfully advises the Staff that the Company has provided to the Staff the unredacted version of the Proceeds Disbursing and Security Agreement, dated May 23, 2023.

*****

Please direct any questions regarding the Company’s responses to me at (212) 453-7203 or jletalien@goodwinlaw.com.

Sincerely,
/s/ Jeffrey A. Letalien

cc:
Jacob Dingle, Carbon Revolution Ltd.
David Nock, Esq., Carbon Revolution Ltd.
Jocelyn Arel, Esq., Goodwin Procter LLP
Alexander Mackinnon, Esq., Herbert Smith Freehills
Connor Manning, Esq., Arthur Cox LLP
Christian Nagler, Esq., Kirkland & Ellis LLP
Peter Seligson, Esq., Kirkland & Ellis LLP